Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Petco Health and Wellness Company, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71601V105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71601V105	Schedule 13G	Page 1 of 12

1	Names of Reporting Persons Scooby Aggregator, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 183,714,921(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 183,714,921(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,714,921(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 69.5%
12	Type of Reporting Person PN

(1)

This amount includes 37,790,781 shares of Class B-1 common stock, par value $0.001 per share (“Class B-1 common stock”), held directly by Scooby Aggregator, LP. Each share of Class B-1 common stock is convertible into one share of Class A common stock (as defined herein) at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock, par value $0.000001 per share (“Class B-2 common stock”), to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 2 of 12

1	Names of Reporting Persons Scooby Aggregator GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 183,714,921(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 183,714,921(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,714,921(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 69.5%
12	Type of Reporting Person OO

(1)

This amount includes 37,790,781 shares of Class B-1 common stock held directly by Scooby Aggregator, LP. Scooby Aggregator GP, LLC is the general partner of Scooby Aggregator, LP. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 3 of 12

1	Names of Reporting Persons Scooby LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 183,714,921(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 183,714,921(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,714,921(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 69.5%
12	Type of Reporting Person PN

(1)

This amount includes 37,790,781 shares of Class B-1 common stock held directly by Scooby Aggregator, LP. Scooby LP is the sole member of Scooby Aggregator GP, LLC, a member-managed limited liability company and the general partner of Scooby Aggregator, LP. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 4 of 12

1	Names of Reporting Persons Scooby GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 183,714,921(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 183,714,921(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 183,714,921(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 69.5%
12	Type of Reporting Person OO

(1)

This amount includes 37,790,781 shares of Class B-1 common stock held directly by Scooby Aggregator, LP. The general partner of Scooby Aggregator, LP is Scooby Aggregator GP, LLC, a member-managed limited liability company, whose sole member is Scooby LP. Scooby GP LLC is the general partner of Scooby LP. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 5 of 12

1	Names of Reporting Persons CVC Pet LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 75,494,759(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 75,494,759(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 75,494,759(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 31.2%
12	Type of Reporting Person PN

(1)

This amount includes 15,529,527 of 37,790,781 shares of Class B-1 common stock held directly by Scooby Aggregator, LP, reflecting CVC Pet LP’s proportional interest in such securities. The general partner of Scooby Aggregator, LP is Scooby Aggregator GP, LLC, a member-managed limited liability company whose sole member is Scooby LP. The general partner of Scooby LP is Scooby GP LLC, a member-managed limited liability company whose sole members are CVC Pet LP and Canada Pension Plan Investment Board (“CPP Investments”). Both CVC Pet LP and CPP Investments have material consent rights with respect to the actions of Scooby GP LLC. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 6 of 12

1	Names of Reporting Persons CVC Scooby Jersey GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey (Channel Islands)

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 75,494,759(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 75,494,759(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 75,494,759(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 31.2%
12	Type of Reporting Person PN

(1)

This amount includes 15,529,527 shares of Class B-1 common stock held directly by Scooby Aggregator, LP, reflecting CVC Scooby Jersey GP Limited’s proportional interest in such securities. The general partner of Scooby Aggregator, LP is Scooby Aggregator GP, LLC, a member-managed limited liability company whose sole member is Scooby LP. The general partner of Scooby LP is Scooby GP LLC, a member-managed limited liability company whose sole members are CVC Pet LP and CPP Investments. Both CVC Pet LP and CPP Investments have material consent rights with respect to the actions of Scooby GP LLC. Investment and voting power with regard to shares directly held by CVC Pet LP rests with the board of directors of its general partner, CVC Scooby Jersey GP Limited. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 7 of 12

1	Names of Reporting Persons CVC Capital Partners VI Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Jersey (Channel Islands)

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 75,494,759(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 75,494,759(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 75,494,759(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 31.2%
12	Type of Reporting Person PN

(1)

This amount includes 15,529,527 shares of Class B-1 common stock held directly by Scooby Aggregator, LP, reflecting CVC Capital Partners VI Limited’s proportional interest in such securities. The general partner of Scooby Aggregator, LP is Scooby Aggregator GP, LLC, a member-managed limited liability company whose sole member is Scooby LP. The general partner of Scooby LP is Scooby GP LLC, a member-managed limited liability company whose sole members are CVC Pet LP and CPP Investments. Both CVC Pet LP and CPP Investments have material consent rights with respect to the actions of Scooby GP LLC. Investment and voting power with regard to shares directly held by CVC Pet LP rests with the board of directors of its general partner, CVC Scooby Jersey GP Limited. Certain investment funds managed by CVC Capital Partners VI Limited wholly own CVC Scooby Jersey GP Limited, and investment and voting power with regard to the shares held by such funds rests with the board of directors of CVC Capital Partners VI Limited. Each share of Class B-1 common stock is convertible into one share of Class A common stock at the option of the holder. As a condition to such conversion, the holder of the shares of Class B-1 common stock to be converted must direct a holder of Class B-2 common stock to transfer an equal number of shares to the Issuer.

CUSIP No. 71601V105	Schedule 13G	Page 8 of 12

ITEM 1.	(a) Name of Issuer:

Petco Health and Wellness Company, Inc.

(b) Address of Issuer’s Principal Executive Offices:

10850 Via Frontera, San Diego, CA 92127

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Scooby Aggregator, LP;

Scooby Aggregator GP, LLC;

Scooby LP;

Scooby GP LLC;

CVC Pet LP;

CVC Scooby Jersey GP Limited; and

CVC Capital Partners VI Limited.

(b) Address or Principal Business Office:

The address of Scooby Aggregator, LP, Scooby Aggregator GP, LLC, Scooby LP, Scooby GP LLC and CVC Pet LP is c/o CVC Capital Partners, One Maritime Plaza, 16th Floor, 300 Clay Street, San Francisco, CA 94111. The address of CVC Scooby Jersey GP Limited and CVC Capital Partners VI Limited is 27 Esplanade, St Helier, Jersey JE1 1SG, Channel Islands.

(c) Citizenship of each Reporting Person is:

Scooby Aggregator, LP, Scooby Aggregator GP, LLC, Scooby LP, Scooby GP LLC and CVC Pet LP are organized under the laws of the State of Delaware. CVC Scooby Jersey GP Limited and CVC Capital Partners VI Limited are organized under the laws of the Channel Islands.

(d) Title of Class of Securities:

Class A common stock, par value $0.001 per share (“Class A common stock”).

(e) CUSIP Number:

71601V105

ITEM 3.

Not applicable.

CUSIP No. 71601V105	Schedule 13G	Page 9 of 12

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A common stock of the Issuer as of December 31, 2021, based upon 226,621,760 shares of Class A common stock outstanding as of November 29, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Scooby Aggregator, LP	183,714,921	69.5%	0	183,714,921	0	183,714,921
Scooby Aggregator GP, LLC	183,714,921	69.5%	0	183,714,921	0	183,714,921
Scooby LP	183,714,921	69.5%	0	183,714,921	0	183,714,921
Scooby GP LLC	183,714,921	69.5%	0	183,714,921	0	183,714,921
CVC Pet LP	75,494,759	31.2%	0	75,494,759	0	75,494,759
CVC Scooby Jersey GP Limited	75,494,759	31.2%	0	75,494,759	0	75,494,759
CVC Capital Partners VI Limited	75,494,759	31.2%	0	75,494,759	0	75,494,759

Scooby Aggregator, LP is the record holder of the shares of Class A common stock reported herein. The general partner of Scooby Aggregator, LP is Scooby Aggregator GP, LLC, a member-managed limited liability company whose sole member is Scooby LP. The general partner of Scooby LP is Scooby GP LLC, a member-managed limited liability company whose sole members are CVC Pet LP and CPP Investments. Both CVC Pet LP and CPP Investments have material consent rights with respect to the actions of Scooby GP LLC.

The number of shares of Class A common stock set forth herein for CVC Pet LP, CVC Scooby Jersey GP Limited and CVC Capital Partners VI Limited reflect such reporting persons’ proportional interest in such securities beneficially owned by Scooby LP.

Investment and voting power with regard to shares directly held by CVC Pet LP rests with the board of directors of its general partner, CVC Scooby Jersey GP Limited. Certain investment funds managed by CVC Capital Partners VI Limited wholly own CVC Scooby Jersey GP Limited, and investment and voting power with regard to the shares held by such funds rests with the board of directors of CVC Capital Partners VI Limited, which board consists of Carl Hansen, Victoria Cabot, Fred Watt, and Jon Wrigley, each of whose address is c/o CVC Capital Partners VI Limited, 27 Esplanade, St Helier, Jersey JE1 1SG, Channel Islands. Each of these individuals may be deemed to indirectly share voting and/or investment power over the shares held of record by Scooby Aggregator, LP. The approval of a majority of such directors is required to make any investment or voting decision with regard to any shares beneficially owned by CVC Pet LP, and as such, each such individual disclaims beneficial ownership of such shares.

ITEM 5. Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 71601V105	Schedule 13G	Page 10 of 12

ITEM 9. Notice of Dissolution of Group.

Not applicable.

ITEM 10. Certification.

Not applicable.

CUSIP No. 71601V105	Schedule 13G	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

Scooby Aggregator, LP
By:	Scooby Aggregator GP, LLC, its general partner

By:	/s/ Cameron Breitner
Name: Cameron Breitner
Title: Authorized Signatory

Scooby Aggregator GP, LLC
By:	Scooby LP, its sole member

By:	/s/ Cameron Breitner
Name: Cameron Breitner
Title: Authorized Signatory

Scooby LP
By:	Scooby GP LLC, its general partner

By:	/s/ Cameron Breitner
Name: Cameron Breitner
Title: Authorized Signatory

Scooby GP LLC

By:	/s/ Cameron Breitner
Name: Cameron Breitner
Title: Authorized Signatory

CVC Pet LP
By:	CVC Scooby GP Limited, its general partner

By:	/s/ Cameron Breitner
Name: Cameron Breitner
Title: Authorized Signatory

CVC Scooby Jersey GP Limited

By:	/s/ Johanna Karhukorpi
Name: Johanna Karhukorpi
Title: Director

CVC Capital Partners VI Limited

By:	/s/ Carl Hansen
Name: Carl Hansen
Title: Director

CUSIP No. 71601V105	Schedule 13G	Page 12 of 12

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.